SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                         to

Commission file number  1-13011

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

Comfort Systems USA, Inc. 401(k) Plan

777 Post Oak Blvd., Suite 500

Houston, TX  77056

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Comfort Systems USA, Inc.

777 Post Oak Blvd., Suite 500

Houston, TX  77056

Comfort Systems USA, Inc. 401(k) Plan

Financial Statements

December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Comfort Systems USA, Inc. 401(k) Plan

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of Comfort Systems USA, Inc. 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions for the year ended December 31, 2007, and assets (held at end of year) as of December 31, 2007, are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ UHY LLP

Houston, Texas

June 26, 2008

Comfort Systems USA, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006

Assets
Investments, at fair value	$151,337,018	$135,413,012
Receivables:
Employer contributions	353,990	362,709
Participant contributions	1,018,939	980,169
Total receivables	1,372,929	1,342,878

Net assets available for benefits	$152,709,947	$136,755,890

See accompanying notes to the financial statements.

Comfort Systems USA, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions To Net Assets:
Investment Income
Net appreciation in fair value of investments	$6,999,383
Interest and dividend income	1,493,517
Total Investment Income	8,492,900

Contributions
Employer	4,174,489
Participant	12,861,256
Participant rollovers	908,353
Total Contributions	17,944,098

Total Additions To Net Assets	26,436,998

Deductions From Net Assets:
Benefits paid to participants	12,915,130
Corrective distributions	273,347
Administrative expenses	92,437

Total Deductions From Net Assets	13,280,914

Transfer from Madera Mechanical Retirement Savings Plan	2,797,973

Net Increase	15,954,057

Net Assets Available For Benefits:
Beginning of Year	136,755,890
End of Year	$152,709,947

See accompanying notes to the financial statements.

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

1. Description of Plan

General

The following description of the Comfort Systems USA, Inc. 401(k) Plan (the “Plan”) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from Comfort Systems USA, Inc. (the “Company”).

The Plan is a defined contribution plan, established effective October 1, 1998, as amended and restated effective January 1, 2003, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

Effective April 1, 2006, employees of the Company are eligible to participate in the Plan on the first day of each month coincident with or following the date of hire.  Prior to April 1, 2006, employees of the Company were eligible to participate in the Plan on the first day of each quarter coincident with or following their date of hire.

Effective October 1, 2006, employees of the Company are eligible to receive the Company’s discretionary matching contributions immediately upon contributing, as defined in the Plan.  Prior to October 1, 2006, participants became eligible to receive the Company’s discretionary matching contribution after the completion of one year of service, as defined by the Plan.

Contributions

Participants may elect to defer a percentage of their compensation during the plan year which is defined in the Plan and subject to the limits imposed by the Internal Revenue Code (the “IRC”).  Participants may also contribute amounts representing rollover distributions from other qualified plans.

The Company may make a discretionary matching contribution to the Plan in an amount equal to a percentage determined by the Company.  Additional discretionary contributions may be made at the option of the Company, including regular profit-sharing contributions.  Additional discretionary contributions totaled $273,598 for the year ended December 31, 2007.  Certain participants whose services are covered by the federal, state, or municipal prevailing wage law or the Davis Bacon Act, as amended, receive Company prevailing wage law profit-sharing contributions.

Participants direct the investment allocation of all contributions.

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company discretionary matching contribution, if any, and allocations of (a) the Company’s additional discretionary contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on the participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and the prevailing wage law profit-sharing contributions made on behalf of eligible participants plus actual earnings thereon.  Participants are 100% vested in Company discretionary contributions plus earnings upon attainment of age 59½, death, or disability.  Participants whose service terminates prior to age 59½ for reasons other than retirement, death, or disability are eligible to receive vested Company discretionary contributions, if any, and interest thereon based on years of continuous service.  A participant is 20% vested in Company discretionary contributions after one year and an additional 20% for each year thereafter.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, less the participant’s highest outstanding loan balance during the preceding 12 months.  The loans are secured by the balance in the participant’s account.  The loan term may not exceed five years, except for loans used for the purchase of a principal residence which may be repaid in up to ten years.  The interest rate is fixed at the time of borrowing and shall be a reasonable rate of interest as determined by the plan administrator.  Principal and interest are paid ratably through payroll deductions.  Participant loans were $4,183,444 and $3,630,480 at December 31, 2007 and 2006, respectively.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures

Forfeitures occur when a participant terminates employment before becoming 100% vested with respect to their Company discretionary contributions.  Forfeitures shall be used to reduce future Company discretionary contributions or to pay administrative expenses of the Plan.  At December 31, 2007 and 2006, forfeited nonvested accounts totaled $82,433 and $206,544, respectively.  During 2007 and 2006, Company discretionary contributions were reduced by $290,238 and $6,940 from forfeited

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

nonvested accounts, respectively.  During 2007 and 2006, administrative expenses of $34,682 and $26,527 were paid from forfeited nonvested accounts, respectively.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon plan termination, participants would become 100% vested in their account balances.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Benefits

Benefit payments to participants are recorded upon distribution.

Transfers from Other Plans

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the amount of transfers from another plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

New Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued Statement No. 157 (“SFAS No. 157”), Fair Value Measurement.  This standard provides guidance for using fair value to measure assets and liabilities and expands disclosure on the effect on earnings for items measured at fair value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007; however, the FASB has agreed to defer the effective date one year (November 15, 2008) for non-financial assets and liabilities.  During 2008, the Plan must adopt this accounting pronouncement for its financial statements.

The FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

instruments and certain other items at fair value.  SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  During 2008, the Plan must adopt this accounting pronouncement for its financial statements.

Investment Valuation and Income Recognition

The Plan investments are held in a group annuity contract with Prudential Retirement Insurance and Annuity Company (“PRIAC”), a company of Prudential Financial, Inc. (“Prudential”).  The contract includes the Prudential Guaranteed Income Fund, which is invested in Prudential’s general portfolio and is recorded at contract value, which approximates fair value.  As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit – Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), respectively, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  Management evaluated the investment contracts and determined that this does not have an impact on the Plan’s financial statements as the contract value approximates fair value as of December 31, 2007 and 2006.  The Guaranteed Income Fund does not have a maturity date and therefore cash flows are unable to be discounted to determine the fair market value, and is therefore calculated as the contract value.  As of the December 31, 2007 and 2006, the contract value was $31,300,580 and $28,326,031, respectively.  The Guaranteed Income Fund does not have penalties for early withdrawals.  Participant-directed transfers among investment options and distributions will normally be made immediately; however, Prudential may exercise its contractual right to defer a transfer or distribution from the Guaranteed Income Fund.  It has seldom been necessary for Prudential to invoke this deferral provision.

The rate of credited interest for any period of time will be determined by PRIAC and is guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31).  The average credited interest for PRIAC was approximately 4.00% and 3.53% for the years ended December 31, 2007 and 2006, respectively.  The rate at which interest was accrued to the contract balance for PRIAC was 4.00% and 3.85% as of December 31, 2007 and 2006.

The contract also includes investments in pooled separate accounts, which were stated at fair value as determined by PRIAC at December 31, 2007 and 2006, based on the quoted market values of the underlying assets in the separate accounts.  Common stock is stated at fair value based on quotations obtained from national securities exchanges.  Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

3. Investments

As of December 31, 2007 and 2006, the Plan’s trustees were Prudential Bank & Trust, FSB and PRIAC.  Individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2007	2006

Prudential Guaranteed Income Fund	$31,300,580	$28,326,031
PRIAC pooled separate accounts:
Balanced I/Wellington Management Fund	7,693,663	7,203,775
Dryden S&P 500 Index Fund	*	6,948,841
Large Cap Value/LSV Asset Mgmt	9,520,696	9,119,574
Large Cap Growth/Goldman Sachs	17,955,065	15,947,991
Oppenheimer Global Fund (Class A)	12,289,885	11,640,765

Total investments exceeding 5%	78,759,889	79,186,977
Other	72,577,129	56,226,035

TOTAL INVESTMENTS	$151,337,018	$135,413,012

*Investment individually does not represent 5% or more of the net assets available for benefits at the date indicated.

During 2007, the Plan’s investments (including investments bought, sold, and held during the plan year) appreciated as follows:

Year Ended
2007

Common Stock	$85,899
Pooled separate accounts	6,913,484
$6,999,383

4. Income Tax Status

The Plan obtained its determination letter on March 25, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter, however, the plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

5. Risks and Uncertainties

The Plan provides for various investments in common stock, pooled separate accounts, and a group annuity contract.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

6. Party-in-Interest Transactions

The Plan invests in various PRIAC pooled separate accounts, a company of Prudential.  These investments are considered party-in-interest transactions because Prudential Bank & Trust, FSB, a company of Prudential, serves as trustee of the Plan.  The Plan management has approved these investment options.

The Plan also invests in the Company’s common stock.  Transactions in Company stock are considered party-in-interest transactions because the Company is the Plan sponsor.

7. Subsequent Events

Effective April 1, 2008, the Plan was amended to permit the Company to designate one or more investment options as the Plan’s “qualified default investment alternative” within the meaning of Section 624 of the Pension Protection Act of 2006 and regulations issued thereunder.  Thereafter, the Company designated a series of pooled separate accounts offered by PRIAC under the names Retirement Goal 2010, Retirement Goal 2020, Retirement Goal 2030, Retirement Goal 2040 and Retirement Goal 2050 as the default investment options under the Plan.  Notice regarding the Company’s designation of those funds as the Plan’s default investment option was provided to Plan participants in March 2008.

Effective April 1, 2008, the Plan was amended to permit the Company to automatically enroll newly hired employees into the Plan with an automatic contribution of 3% of compensation.  Employees receive notice before the automatic contribution begins.  An employee may opt out of the automatic enrollment within 15 days of receiving the notice by either electing a different contribution percentage or electing not to contribute.  If the employee does not direct their contributions, amounts will be invested in a Prudential Retirement Goal Fund based on the employee’s age and target retirement date.

Effective July 1, 2008, it is anticipated the Merit Mechanical, Inc. 401(k) Employees Retirement Plan will merge into the Plan as a result of the acquisition made by the Company.  Affected participants will become eligible to participate in the Plan subject to the provisions of the Plan agreement.

Comfort Systems USA, Inc. 401(k) Plan

Schedule H, Line 4(a) – Schedule of Delinquent Participant
Contributions

EIN: 76-0526487    PN: 001

Year ended December 31, 2007

Total that constitutes nonexempt prohibited transactions
Participant				Total fully
contributions		Contributions	Contributions	corrected under
transferred	Contributions	corrected outside	pending correction	VFCP and PTE
late to plan	not corrected	VFCP	in VFCP	2002-51

$102,416	$––	$102,416	$––	$––

See accompanying Report of Independent Registered Public Accounting Firm.

Comfort Systems USA, Inc. 401(k) Plan

Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)

EIN: 76-0526487    PN: 001

December 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of Investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	Prudential Retirement Ins	Guaranteed Income Fund	N/A	$31,300,580
*	Prudential Retirement Ins	Retirement Goal 2050 Fund	N/A	3,206,891
*	Prudential Retirement Ins	Retirement Goal 2040 Fund	N/A	5,562,487
*	Prudential Retirement Ins	Retirement Goal 2030 Fund	N/A	6,328,950
*	Prudential Retirement Ins	Retirement Goal 2020 Fund	N/A	4,141,402
*	Prudential Retirement Ins	Retirement Goal 2010 Fund	N/A	1,512,226
*	Prudential Retirement Ins	Dryden S&P 500 Index Fund	N/A	7,080,904
*	Prudential Retirement Ins	Large Cap Growth/Goldman Sachs	N/A	17,955,065
*	Prudential Retirement Ins	Small Cap Growth/Times Square Fund	N/A	6,970,882
*	Prudential Ret. Brokerage Svcs.	Comfort Systems USA Stock – 423,856 shares	N/A	5,416,874
*	Prudential Retirement Ins	Large Cap Value/LSV Asset Mgmt	N/A	9,520,696
*	Prudential Retirement Ins	Mid Cap Value/Wellington Mgmt	N/A	5,010,845
*	Prudential Retirement Ins	International Blend/The Boston Co	N/A	3,775,375
*	Prudential Retirement Ins	Balanced I/Wellington Management Fund	N/A	7,693,663
*	Prudential Retirement Ins	Oppenheimer Global Fund (Class A)	N/A	12,289,885
*	Prudential Retirement Ins	Mid Cap Growth/Goldman Sachs Fund	N/A	7,087,019
*	Prudential Retirement Ins	St St Global Adv RUS 3000 INDX	N/A	5,881,226
*	Prudential Retirement Ins	Wells Fargo Adv Small Cap Z	N/A	6,417,393
*	Prudential Retirement Ins	AP Fund	N/A	1,086
*	Prudential Retirement Ins	LN AP Fund	N/A	125
	Outstanding Participant Loans	4.75% - 10.50%, various maturity dates	N/A	4,183,444

				$151,337,018

N/A - Not applicable as permitted by Department of Labor for participant-directed individual account plans.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the 401(k) Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

COMFORT SYSTEMS USA, INC. 401(k) PLAN

	By:	/s/ WILLIAM GEORGE
William George
Executive Vice President and
Chief Financial Officer of
Comfort Systems USA, Inc.
401(k) Investment Committee Member

Date: June 26, 2008

INDEX TO EXHIBITS

The following is included as an exhibit to the report:

NUMBER	DESCRIPTION

23.1	Consent of UHY LLP